

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2013

<u>Via E-mail</u>
Mr. Thomas J. McInerney
President and Chief Executive Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230

  Re: Genworth Financial, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2012
    Filed February 28, 2013
    File No. 001-32195

Dear Mr. McInerney:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Joel Parker

        Joel Parker
        Accounting Branch Chief